License No: 2379102
NPN: 18554870

State of Tennessee
Department of
Commerce and Insurance

STEVEN E. HUBBARD



LICENSE TYPE	LINES OF AUTHORITY	LICENSE EXPIRATION DATE
INSURANCE PRODUCER	Bail Bondsman	07/31/2021
	Crop Hail	
	Legal	
	Credit Products	

STEVEN E. HUBBARD
517 BYBEE BRANCH RD UNIT 37
MCMINNVILLE TN 37110-3549

State of Tennessee
Department of
Commerce and Insurance
STEVEN E. HUBBARD

License No: 2379102

NPN: 18554870

This is to certify that all requirements of the State of Tennessee have been met.

LICENSE TYPE	LINES OF AUTHORITY	LICENSE EXPIRATION DATE
INSURANCE PRODUCER	Bail Bondsman	07/31/2021
	Crop Hail	
	Legal	
	Credit Products	

This insurance license shall remain in effect until the expiration date unless suspended, revoked or forfeited. The insurance producer must complete continuing education, renew the license and pay fees.



IN-1313
Department of
Commerce and Insurance